BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Operations

(unaudited)

	March 31	March 31
	2013	2012
Thousands of US dollars (except earnings per share and shares outstanding)		(Note 3)

Revenue from the sale of gold	$43,828	$25,823

Operating expenses
Direct operating costs	17,525	13,758
Depreciation and amortization	8,468	6,000
Corporate administration	2,646	2,585
Total operating expenses	28,639	22,343
Income from operations	15,189	3,480
Other income (expenses)
Unrealized gains on derivative liabilities, net (Note 8)	1,136	3,717
Renunciation of flow-through shares	586	736
Finance income	57	76
Finance costs	(2,491)	(1,142)
Unrealized loss on derivative asset (Note 7)	(724)	-
Equity loss in investment in associate	-	(40)
Foreign exchange gain (loss) and other	921	(1,060)
Income before income taxes	14,674	5,767
Income tax expense	(933)	(247)
Net income attributable to shareholders	$13,741	$5,520

Earnings per share (Note 11)
Basic	$0.06	$0.03
Diluted	$0.06	$0.03

Weighted average shares outstanding (Note 11)
Basic	231,434,388	204,295,444
Diluted	231,596,828	205,066,376

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on May 13, 2013

“David W. Peat”	“Wade. K. Dawe”

Director	Director

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Comprehensive Income

(unaudited)

	March 31	March 31
Thousands of US dollars	2013	2012

Net income attributable to shareholders	$13,741	$5,520

Other comprehensive income
Unrealized loss on investment	(59)	-
Total comprehensive income attributable to shareholders	$13,682	$5,520

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Thousands of US dollars	March 31 2013	December 31 2012
Assets
Current assets
Cash	$31,281	$29,807
Accounts receivable	1,573	1,927
Prepaids	481	674
Inventories (Note 4)	11,643	10,862
Investment	472	543
Assets held for sale	4,064	4,062
Total current assets	49,514	47,875
Inventories (Note 4)	9,772	8,367
Derivative asset (Note 7)	2,965	3,767
Property, plant and equipment (Note 5)	346,215	340,875
Restricted cash	19,972	20,395
Total assets	$428,438	$421,279

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$18,505	$21,071
Deferred revenue	3,550	3,550
Current portion of long-term debt (Note 6)	18,633	17,097
Total current liabilities	40,688	41,718
Accrued long-term liabilities	1,650	1,680
Derivative liabilities (Note 8)	7,808	9,725
Deferred revenue	24,660	25,715
Long-term debt (Note 6)	72,248	76,098
Accrued site closure costs (Note 9)	23,769	24,152
Deferred tax liability	10,500	9,567
Total liabilities	181,323	188,655
Shareholders’ Equity
Common shares (Note 10)	397,710	397,616
Equity reserve	57,941	57,226
Warrant reserve	13,733	13,733
Investment revaluation reserve	123	182
Accumulated deficit	(222,392)	(236,133)
Total shareholders’ equity	247,115	232,624
Total liabilities and shareholders’ equity	$428,438	$421,279

Commitments and contingencies (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(unaudited)

Thousands of shares and US dollars	Common Shares	Common Shares	Equity Reserve	Warrant Reserve	Investment Revaluation Reserve	Accumulated Deficit	Total Shareholders’ Equity

Balance, December 31, 2011	201,519	$371,265	$52,589	$13,733	$-	$(255,062)	$182,525
Shares issued for cash	15,790	13,853	-	-	-	-	13,853
Share-based compensation	-	-	1,169	-	-	-	1,169
Net income attributable to shareholders	-	-	-	-	-	5,520	5,520
Balance, March 31, 2012	217,309	$385,118	$53,758	$13,733	$-	$(249,542)	$203,067

Balance, December 31, 2012	231,360	$397,616	$57,226	$13,733	$182	$(236,133)	$232,624
Shares issued for deferred share units	100	94	-	-	-	-	94
Share-based compensation	-	-	715	-	-	-	715
Unrealized loss on investment	-	-	-	-	(59)	-	(59)
Net income attributable to shareholders	-	-	-	-	-	13,741	13,741
Balance, March 31, 2013	231,460	$397,710	$57,941	$13,733	$123	$(222,392)	$247,115

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	March 31	March 31
	2013	2012
Thousands of US dollars		(Note 3)
Operating activities
Net income attributable to shareholders	$13,741	$5,520
Non-cash items:
Depreciation and amortization	8,468	6,000
Share-based compensation	715	1,169
Finance costs	2,491	1,954
Capitalized borrowing costs	-	(812)
Unrealized gains on derivative liabilities	(1,136)	(3,717)
Unrealized loss on derivative asset	724	-
Renunciation of flow-through shares	(586)	(736)
Income tax expense	933	247
Equity loss in investment in associate	-	40
Other	67	338
Net change in non-cash operating working capital (Note 12)	(3,998)	(3,021)
Net cash provided by operating activities	21,419	6,982

Investing activities
Additions to property, plant and equipment	(9,853)	(14,675)
Additions to exploration and evaluation assets	(3,766)	(3,131)
Disposals of property, plant and equipment	-	166
Net cash used in investing activities	(13,619)	(17,640)

Financing activities
Proceeds from issuance of shares	-	13,853
Proceeds from lease financing	-	15,002
Interest paid on debt	(1,904)	(1,216)
Repayment of debt	(3,252)	(2,379)
Net cash (used in) provided by financing activities	(5,156)	25,260

Effect of exchange rate changes on cash	(1,170)	728

Increase in cash	1,474	15,330
Cash, beginning of period	29,807	18,822
Cash, end of period	$31,281	$34,152

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is incorporated and domiciled in Canada and is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD.TO) and NYSE MKT Equities Exchange (NYSE MKT: BRD). The Company’s registered office is at 1959 Upper Water Street, 1100 Purdy’s Wharf Tower I, Halifax, NS, B3J 3E5.

Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements (“interim financial statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in US Dollars (USD). These interim financial statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on December 31, 2012 and for the year then ended, except as noted for the accounting policy changes below. The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

These interim financial statements have been prepared using the historical cost basis, except for certain financial instruments as described in Note 13.

Changes in Accounting Policies

The Company has adopted the following new standards effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns. The Company conducted a review of the new standard and determined that the adoption of IFRS 10 did not result in any change to the interim financial statements.

IFRS 11 Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. The Company conducted a review of the new standard and determined that the adoption of IFRS 11 did not result in any change to the interim financial statements.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities. The Company conducted a review of the new standard and determined that the adoption of IFRS 12 did not result in any change to the interim financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and outlines required disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. The Company conducted a review of the new standard and determined that the adoption of IFRS 13 resulted in additional disclosure around fair value measurement which has been included in the interim financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when this activity provides access to useable ore that can be used to produce inventory or improves access to further quantities of material that will be mined in future periods. The Company conducted a review of the new standard and determined that the adoption of IFRIC 20 did not result in any change to the interim financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. The IASB has issued an amendment to IFRS 9 Financial Instruments (“IFRS 9”), which changes the effective date of IFRS 9 (2009) and IFRS 9 (2011), so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015, with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures (“IFRS 7”) which outlines that, with the amendments to IFRS 9, entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

3.	COMPARATIVE INFORMATION

The Company has reclassified the following balances in the Condensed Consolidated Interim Statement of Operations (“Statements of Operations” or “Statement of Operations”) for the comparative period ended March 31, 2012:

	March 31	March 31
	2012 (as reclassified)	2012 (as previously reported)
Direct operating costs	$13,758	$14,032
Depreciation and amortization	6,000	5,726

For the three month period ending March 31, 2012, the Company has reclassified $0.3 million from direct operating costs to depreciation and amortization expense in the Statement of Operations, to conform with current period presentation. The reclassification reallocates the depreciation and amortization charge for production inventory to the correct operating cost category. The reclassification does not impact net income attributable to shareholders or earnings per share.

4.	INVENTORIES

Inventories consist of:

	March 31	December 31
	2013	2012
Current portion of inventory
Doré	$923	$893
In-circuit gold	3,468	4,232
Stockpiled ore	4,538	3,027
Material and supplies	2,714	2,710
	11,643	10,862
Long-term stockpiled ore	9,772	8,367
	$21,415	$19,229

The cost of inventories recognized as an expense in the Statement of Operations during the three month period ended March 31, 2013 is $26.0 million (March 31, 2012 - $19.8 million). For the period ended March 31, 2013, the Company recorded net realizable value adjustments of $nil (March 31, 2012 – $0.3 million). There were no reversals of write-downs during the period.

5.	PROPERTY, PLANT AND EQUIPMENT

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Cost
As at December 31, 2012	$201,956	$62,785	$119,235	$32,928	$416,904
Additions	9,085	-	1,894	4,137	15,116
Disposals	-	-	(395)	-	(395)
As at March 31, 2013	$211,041	$62,785	$120,734	$37,065	$431,625

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Accumulated depreciation and impairment
As at December 31, 2012	$36,180	$6,029	$33,820	$-	$76,029
Depreciation	6,109	-	3,605	-	9,714
Disposals	-	-	(333)	-	(333)
As at March 31, 2013	$42,289	$6,029	$37,092	$-	$85,410

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Carrying amount
As at December 31, 2012	$165,776	$56,756	$85,415	$32,928	$340,875
As at March 31, 2013	$168,752	$56,756	$83,642	$37,065	$346,215

During the three month period ended March 31, 2013, $nil (March 31, 2012 - $0.8 million) of borrowing costs associated with qualifying assets was capitalized within property, plant and equipment. The applicable capitalization rate for the three month period ended March 31, 2012 was 11.5%.

The carrying value of property, plant, and equipment under finance leases at March 31, 2013 was $37.4 million (December 31, 2012 - $38.6 million).

The Company has made commitments to acquire property, plant and equipment totalling $14.1 million at March 31, 2013 (December 31, 2012 - $14.1 million).

6.	LONG-TERM DEBT

	March 31	December 31
	2013	2012
Senior Unsecured Convertible Debentures	$37,322	$36,518
Senior Secured Notes	27,275	27,527
Finance lease liabilities	26,284	29,150
Total debt	$90,881	$93,195

Current	$18,633	$17,097
Non-current	72,248	76,098
Total debt	$90,881	$93,195

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

7.	DERIVATIVE ASSET

On October 25, 2012, the Company issued Cdn$30.0 million in Senior Secured Notes (the “Notes”). The Notes have a three year term with quarterly principal payments of Cdn$2.0 million, commencing on June 30, 2013. The Notes bear interest at rates ranging between 9% and 14%, which is paid monthly, at an annual rate as calculated based on the closing Bloomberg Composite New York Gold Price from the prior month. The Notes contain an early redemption feature which allows them to be redeemed by the Company at a principal redemption factor of 105% of the outstanding principle amount prior to January 1, 2014 or 103% of the outstanding principle amount between January 1, 2014 and October 31, 2015, plus accrued and unpaid interest. The early redemption feature is considered to be an embedded derivative as it is not closely related to the host debt contract.

The fair value of the early redemption feature was determined using the one-factor Hull-White model for future interest rates. The embedded derivative asset was modeled as a swaption, with the underlying swap having the same payment structure as the Notes. The model simulated the evolution of interest rates onto a tree or lattice to value interest rate derivatives. The volatility for the interest rate was calibrated from market data on traded swaptions with maturities and tenors commensurate with the maturity of the underlying swap. A basis spread equal to the credit spread was applied to the swaption valuation. The credit spread for the risk adjusted discount rate was determined by pricing the debt and the swaption simultaneously so the price of the debt minus the option agreed to the par value of the debt at inception.

During the three month period ended March 31, 2013, unrealized losses relating to the early redemption feature of $0.7 million (March 31, 2012 - $nil) have been recorded in the Statement of Operations.

8.	Derivative liabilities

The derivative liabilities recorded on the Condensed Consolidated Interim Statements of Financial Position (“Statements of Financial Position” or “Statement of Financial Position”) are as follows:

	March 31	December 31
	2013	2012
Convertible debenture conversion option	$1,410	$2,554
Warrant liabilities	1,827	1,592
Commodity linked interest liability	4,571	5,579
	$7,808	$9,725

The unrealized gains and losses associated with the derivative liabilities recorded in the Statements of Operations are as follows:

	March 31	March 31
	2013	2012
Convertible debenture conversion option	$1,144	$2,354
Warrant liabilities	(235)	1,363
Commodity linked interest liability	227	-
	$1,136	$3,717

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Convertible debenture conversion option

The conversion option provided to the holders of the Senior Unsecured Convertible Debentures (“the Debentures”) is a derivative liability. The conversion option is re-measured at fair value through the Statement of Operations at the end of each reporting period.

The following are the assumptions used in calculating the fair value of the conversion option:

	March 31, 2013	March 31, 2012
Discount rate	0.36%	1.04%
Expected life	3.00	4.00
Expected volatility	52%	71%
Exercise price	$2.45	$2.45
Stock price	$0.83	$0.76

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the conversion option.

Warrant liabilities

The Company has issued publically traded warrants with exercise prices denominated in a currency other than the Company’s functional currency. These are considered to be equity linked financial instruments and therefore are classified as derivative liabilities. The fair value of the warrant liabilities is determined using the quoted market value of these securities. Gains or losses resulting from the change in the quoted market value are recognized in the Statement of Operations each reporting period.

The following are the assumptions used in calculating the fair value of the warrant liabilities:

	March 31, 2013	March 31, 2012
BRD.WT	$0.155	$0.445
BRD.WT.A	$0.115	$0.35
BRD.WT conversion factor	1 to 1.36855	1 to 1.36855

Commodity linked interest liability

The interest rate payable under the terms of the Notes is a derivative liability as it is linked to a commodity price. The interest liability is re-measured at fair value through the Statement of Operations at the end of each reporting period.

The following are the assumptions used in calculating the fair value of the interest liability:

	March 31, 2013	March 31, 2012
Discount rate	1.21%	-
Foreign exchange rate ($USD / $CDN)	1 = 1	-
Average gold price – 2013 (per ounce)	$1,700	-
Average gold price – 2014 (per ounce)	$1,732	-
Average gold price – 2015 (per ounce)	$1,600	-

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

9.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	March 31	December 31
	2013	2012
Balance, beginning of period	$24,152	$19,570
Accretion	119	398
Change in estimates	-	3,767
Foreign exchange	(502)	417
Balance, end of period	$23,769	$24,152

As of March 31, 2013, the undiscounted obligation, adjusted for inflation, associated with the site closure costs relating to the Black Fox Mine and Mill is $28.4 million (December 31, 2012 - $28.8 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 2% (December 31, 2012 - 2%).

10.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of shares	Amount
Outstanding, December 31, 2012	231,359,942	$397,616
Shares issued for deferred share units	100,000	94
Outstanding, March 31, 2013	231,459,942	$397,710

b)	Warrants

The following reconciles the warrants outstanding at the beginning and end of the respective periods:

	March 31, 2013		December 31, 2012
	Number of warrants	Weighted average exercise price (Cdn$)	Number of warrants	Weighted average exercise price (Cdn$)
Balance, beginning of period	22,595,345	$1.84	30,878,267	$1.66
Exercised	-	-	(5,326,782)	0.88
Expired	(6,709,028)	1.01	(2,956,140)	1.67
Balance, end of period	15,886,317	$2.19	22,595,345	$1.84

There were no warrants issued during the three month period ended March 31, 2013 (December 31, 2012 – nil). The weighted average exercise price of the warrants outstanding at March 31, 2013 was $Cdn2.19 (December 31, 2012 - $Cdn1.84).

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following table summarizes information relating to warrants outstanding as at March 31, 2013:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
June 25, 2010	7,121,592	$2.19	November 19, 2014
October 19, 2010	8,764,725	2.19	November 19, 2014
	15,886,317	$2.19

c)	Stock Option Plan

The Company has a stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the mean between the reported high and low sales price of a common share of the Company on the date that the option is granted. Options vest over two or three years and have a 5-year to 10-year contractual term, unless otherwise determined by the Company’s Board of Directors. The number of common shares reserved for issuance and made available to the Board for granting of options shall not exceed 10% of the issued and outstanding common shares, provided that in any fiscal year the Company shall limit the number of options granted to a maximum of 3.33% of its issued and outstanding common shares at the beginning of the fiscal year, such that the maximum is based on the number of common shares outstanding at the previous fiscal year end.

The following reconciles the stock options outstanding at the beginning and end of the respective periods:

	March 31, 2013		December 31, 2012
	Number of options	Weighted average exercise price (Cdn$)	Number of options	Weighted average exercise price (Cdn$)
Balance, beginning of period	16,945,275	$1.32	12,745,410	$1.46
Granted	3,916,000	0.96	6,455,000	1.10
Forfeited	(2,136,371)	1.78	(2,237,635)	1.66
Exercised	-	-	(17,500)	0.71
Balance, end of period	18,724,904	$1.17	16,945,275	$1.32

The following are the weighted average assumptions used in calculating the value of the stock options granted:

	March 31, 2013	March 31, 2012
Risk free interest rate	1.4%	1.3%
Expected life	4.6	4.6
Expected volatility	68%	71%
Expected dividend per share	$0.00	$0.00
Weighted average fair value	$0.53	$0.66

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the grant.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following table summarizes information relating to outstanding and exercisable stock options at March 31, 2013:

Exercise prices	Weighted average remaining contractual life (in years)	Number of options outstanding	Weighted average exercise price (Cdn$)	Number of options exercisable	Weighted average exercise price (Cdn$)
$0.50 - $1.00	4.1	6,308,201	$0.89	1,017,201	$0.76
$1.00 - $1.50	2.8	8,739,574	1.18	5,571,793	1.17
$1.50 - $2.00	2.8	3,462,891	1.56	2,061,955	1.58
$2.00 - $2.50	3.1	130,000	2.22	130,000	2.22
$2.50+	2.6	84,238	2.63	84,238	2.63
	3.2	18,724,904	$1.17	8,865,187	$1.25

At March 31, 2013, the intrinsic value of the stock options outstanding was $0.1 million (March 31, 2012 - $nil), and the intrinsic value of the stock options that were exercisable was $0.1 million (March 31, 2012 - $nil).

d)	Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan for senior executives and directors. Senior executives and directors are granted share units of the Company as a form of compensation. The Compensation Committee determines the number of deferred share units to grant as well as the vesting period. Each deferred share unit is equivalent to one common share of the Company and vests equally over a three year period, unless otherwise indicated by the Compensation Committee. The grant unit price is based on the volume-weighted average trading price of the shares for the five trading days immediately preceding the award date.

During the three month period ended March 31, 2013, the Company granted 840,000 deferred share units (March 31, 2012 – nil). At March 31, 2013, the carrying amount of deferred share units included in liabilities was $0.4 million (December 31, 2012 – $0.3 million). Total deferred share unit compensation expense recognized in the Statement of Operations for the three month period ended March 31, 2013 was $0.2 million (March 31, 2012 - $nil).

e)	Share-based Compensation Expense

The total share-based compensation expense recognized in the Statement of Operations for the three month period ended March 31, 2013 was $0.7 million (March 31, 2012 - $1.2 million).

11.	EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the assumption that stock options, warrants and common share equivalents, which have an exercise price less than the average market price of the Company’s common shares during the period, have been exercised on the later of the beginning of the period and the date granted.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows:

	March 31	March 31
	2013	2012
Net income attributable to shareholders	$13,741	$5,520
Basic weighted average shares outstanding	231,434,388	204,295,444
Dilutive securities:
Options	162,440	224,209
Warrants	-	546,723
Diluted weighted average shares outstanding	231,596,828	205,066,376
Basic earnings per share	$0.06	$0.03
Diluted earnings per share	$0.06	$0.03

The following items were excluded from the computation of diluted weighted average shares outstanding for the respective three month periods ended March 31, 2013 and 2012 because their effect would have been anti-dilutive:

	March 31	March 31
	2013	2012
Options	16,487,703	16,273,054
Warrants	15,886,317	25,551,485
Convertible debentures	20,408,163	20,408,163

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items are as follows:

	March 31	March 31
	2013	2012
Accounts receivable	$319	$(462)
Prepaids	191	558
Inventories	(1,450)	(1,163)
Accounts payable and accrued liabilities	(2,003)	(817)
Deferred revenue	(1,055)	(1,137)
	$(3,998)	$(3,021)

Non-cash transactions not reflected in the Consolidated Statements of Cash Flows are as follows:

	March 31	March 31
	2013	2012
Capitalized depreciation	$354	$694
Equipment purchases under finance lease	689	2,847

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash as follows:

	March 31	December 31
	2013	2012
Shareholders’ equity	$247,115	$232,624
Current and long-term debt	90,881	93,195
	337,996	325,819
Less: cash	(31,281)	(29,807)
	$306,715	$296,012

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the three month period ended March 31, 2013.

b)	Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The following is a comparison of the carrying amounts and fair value of the Company’s financial instruments:

	March 31, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Cash	$31,281	$31,281	$29,807	$29,807
Accounts receivable	1,573	1,573	1,927	1,927
Investment	472	472	543	543
Derivative asset (Note 7)	2,965	2,965	3,767	3,767
Restricted cash	19,972	19,972	20,395	20,395

Financial Liabilities
Accounts payable and accrued liabilities	20,155	20,155	22,751	22,751
Derivative liabilities
Convertible debenture conversion option	1,410	1,410	2,554	2,554
Warrant liabilities	1,827	1,827	1,592	1,592
Commodity linked interest liability	4,571	4,571	5,579	5,579
Long-term debt	90,881	97,520	93,195	100,159

The fair value disclosure of long-term debt is determined based on observable inputs categorized within level 1 and level 2 of the fair value hierarchy, such as quoted market prices and interest rates inherent in the debt.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

c)	Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk, and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, restricted cash, and accounts receivable in the ordinary course of business.

The Company’s maximum exposure to credit risk is represented by the carrying amount of the Company’s cash, restricted cash, and accounts receivable. Cash and restricted cash are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivable owed to the Company in the ordinary course of business is not significant. The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity.

There are no material financial assets that the Company considers to be past due.

On a quarterly basis, the Company assesses whether there has been an impairment of financial assets. The Company has not recorded an impairment on any of the Company’s financial assets during the three month period ended March 31, 2013.

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain debt financing.

Accounts payables and accrued liabilities are paid in the normal course of business generally according to their terms.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

						December 31,
	Payments due by period as of March 31, 2013					2012
	Within 1 year	2-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$18,505	$1,609	$41	$-	$20,155	$22,751
Long-term debt (principal and interest repayments)	26,681	92,386	3,707	-	122,774	128,926
Derivative liabilities	2,331	5,477	-	-	7,808	9,725
Operating lease obligations	360	493	323	67	1,243	1,359
Contractual commitments	14,118	-	-	-	14,118	14,118
	$61,995	$99,965	$4,071	$67	$166,098	$176,879

g)	Currency Risk

The Company is exposed to currency risk on its Canadian dollar cash, accounts receivable, restricted cash, accounts payable and accrued liabilities, current and long-term debt, in addition to its direct operating costs. For the three month period ended March 31, 2013, the sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income for the three month period by $0.2 million (March 31, 2012 - $0.5 million) for a 10% increase or decrease in the Canadian dollar.

h)	Interest Rate Risk

All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. As of March 31, 2013, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures which accrue interest at a fixed annual rate of 6.5%, equipment finance leases, as well as the Notes bearing interest between at 9% and 14% depending on the gold price. The weighted average interest rates paid by the Company on its outstanding borrowings during the three month period ended March 31, 2013 was 7.0% (March 31, 2012 – 6.8%). The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

For the three month period ended March 31, 2013, a 100 basis point increase or decrease in interest rates would have impacted net earnings by $nil (March 31, 2012 - $nil).

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold. Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control. The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts. The Company is currently an unhedged gold producer and does not have any option, future or forward contracts. A 10% increase or decrease in the price of gold would result in a $4.2 million increase or decrease in the Company’s pre-tax earnings for the period (March 31, 2012 - $2.4 million).

The Company also has the Notes which bear interest between 9% and 14% depending on the price of gold. For the three month period ended March 31, 2013, the sensitivity of the Company’s interest expense related to the Notes due to changes in the gold price from under $1,800 per ounce to over $2,500 per ounce would have impacted net income by $0.4 million (March 31, 2012 - $nil).

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

j)	Fair Value Measurements Recognized in the Statements of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

At March 31, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Statements of Financial Position at fair value are categorized as follows:

	March 31, 2013
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Assets
Investment	$472	$-	$-
Derivative asset (Note 7)	-	-	2,965
Total	$472	$-	$2,965
Financial Liabilities
Warrant liabilities (Note 8)	$1,827	$-	$-
Commodity linked interest liability (Note 8)	-	4,571	-
Convertible debenture conversion option (Note 8)	-	1,410	-
Total	$1,827	$5,981	$-

	March 31, 2012
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Liabilities
Warrant liabilities (Note 8)	$5,321	$-	$-
Cangold option	-	14,484	-
Convertible debenture conversion option (Note 8)	-	4,005	-
Total	$5,321	$18,489	$-

There were no transfers between levels during the period. During the three month period ended March 31, 2013, a loss of $0.1 million has been recognized in other comprehensive income related to the Level 1, 2 or 3 financial instruments (March 31, 2012 - $nil).

The following table is a reconciliation of the level 3 fair value measurements of financial assets:

	March 31	December 31
	2013	2012
Balance, beginning of period	$3,767	$-
Fair value on initial recognition	-	4,156
Foreign exchange	(78)	-
Losses included in net income	(724)	(389)
Balance, end of period	$2,965	$3,767

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

14. SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties. Additionally, the Company owns the Goldfields project in Canada and other exploration properties in Mexico (Ixhuatán and Huizopa) and the Dominican Republic. The segments are determined on a property by property basis and therefore the Company’s operating segments are represented by individual properties and the corporate operations. The only property which is currently in production is the Black Fox Mine, which is located in Canada. All revenues are generated from the sale of gold. The Mexican and Dominican Republic exploration properties have been aggregated to form the Other Exploration Properties segment.

The Company is not economically dependent on any customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

The following are the operating results by segment:

	March 31, 2013
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$43,828	$-	$-	$-	$43,828
Direct operating costs	17,525	-	-	-	17,525
Depreciation and amortization	8,458	-	-	10	8,468
Corporate administration	-	-	-	2,646	2,646
Segment income (loss) from mining operations	17,845	-	-	(2,656)	15,189
Unrealized gains on derivative liabilities	-	-	-	1,136	1,136
Renunciation of flow-through shares	586	-	-	-	586
Finance income	-	-	-	57	57
Finance costs	(551)	-	-	(1,940)	(2,491)
Unrealized loss on derivative asset	-	-	-	(724)	(724)
Foreign exchange gain and other	574	-	-	347	921
Income (loss) before income taxes	18,454	-	-	(3,780)	14,674

Assets	363,664	49,962	11,779	3,033	428,438
Liabilities	167,707	8,769	866	3,981	181,323

Other disclosures
Capital expenditures	13,515	46	54	4	13,619
Assets held for sale	-	-	4,064	-	4,064

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	March 31, 2012
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$25,823	$-	$-	$-	$25,823
Direct operating costs	13,758	-	-	-	13,758
Depreciation and amortization	5,984	-	-	16	6,000
Corporate administration	-	-	-	2,585	2,585
Segment income (loss) from mining operations	6,081	-	-	(2,601)	3,480
Unrealized gains on derivative liabilities	-	-	-	3,717	3,717
Renunciation of flow-through shares	736	-	-	-	736
Finance income	-	-	-	76	76
Finance costs	(430)	-	-	(712)	(1,142)
Equity loss in investment in associate	-	-	(40)	-	(40)
Foreign exchange loss and other	(990)	-	-	(70)	(1,060)
Income (loss) before income taxes	5,397	-	(40)	410	5,767

Assets	308,135	49,837	32,459	15,440	405,871
Liabilities	171,270	8,766	15,617	7,151	202,804

Other disclosures
Capital expenditures	17,735	67	4	-	17,806
Assets held for sale	-	-	4,936	-	4,936

Geographical Information

	March 31	December 31
Non-current assets	2013	2012
Canada	$337,908	$332,620
Mexico	8,307	8,255

Non-current assets for this purpose consist of property, plant and equipment, mining properties, mineral rights and evaluation and exploration assets.

15. COMMITMENTS AND CONTINGENCIES

The Company entered into flow-through share subscription agreements during the year ended December 31, 2012, whereby it agreed to renounce to investors a total of $10.0 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2012. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 29, 2013 and December 31, 2013.

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. The Company conducts its operations so as to protect public health and environment and it believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

Certain of the Company’s mineral properties are subject to royalty obligations based on minerals produced from the properties. The current Black Fox reserves are not subject to royalty obligations. Royalty obligations for the Grey Fox, Pike River, and Goldfields properties may arise upon mine production relating to these properties.

As at March 31, 2013, the Company had approximately $14.1 million of contractual commitments for the development of the Goldfields Project.

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